February 9, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 0305

Washington, D.C. 20549

Re:	Schick Technologies, Inc.

Preliminary Proxy Statement on Schedule 14A

Dear Sir/Madam:

Enclosed please find the Preliminary Proxy Statement on Schedule 14A of Schick Technologies, Inc. (the “Proxy Statement”). Please do not hesitate to contact Barry Wade or the undersigned at (212) 415-9200 if you would like to discuss the Proxy Statement.

Sincerely,

DORSEY & WHITNEY LLP

/s/ Nanci Prado

Nanci Prado